UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Trinseo PLC

(Exact name of registrant as specified in its charter)

Ireland	001-36473	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

440 East Swedesford Road, Suite 301

Wayne, Pennsylvania 19087

(Address of principal executive offices) (Zip code)

Angelo Chaclas, Senior Vice President, Chief Legal Counsel,

Chief Compliance Officer and Corporate Secretary (610) 240-3200

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

⌧	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended    .

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Trinseo PLC (the “Company”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2025 to December 31, 2025.

The description of the Company’s reasonable country of origin inquiry (RCOI) process, the results of its inquiry, and the determination reached as a result of the RCOI are included in the Company’s Conflict Minerals Report, attached as an exhibit to this Form SD.

Conflict Mineral Disclosure

A copy of the Company’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available on the Company’s website at https://www.trinseo.com/conflict-minerals-statement. The content of the website referenced is included for information purposes only and is not incorporated by reference into this Form SD.

Item 1.02 Exhibit

A copy of the Conflict Minerals Report is filed as Exhibit 1.01 hereto.

Section 2 – Exhibits

Item 2.01Exhibits

1.01Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form SD

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

TRINSEO PLC

By:	/s/ Angelo Chaclas
Name:	Angelo Chaclas
Title:	Senior Vice President, Chief Legal Counsel, Chief Compliance Officer and Corporate Secretary

Date:	May 22, 2026